SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Acquisition of NET JAPAN Co., Ltd”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 22, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

April 22, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

ORIX Announces Acquisition of Shares in NET JAPAN Co., Ltd.

TOKYO, Japan – April 22, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to acquire, through its subsidiary, shares of NET JAPAN Co., Ltd. (hereinafter, “NET JAPAN”) and its affiliate companies.

1.	Overview of the acquisition of shares

NET JAPAN Group, comprised of NET JAPAN and its affiliate companies, is a leading group in the recycling market of precious metals. NET JAPAN Group purchases and collects gold, platinum, and diamonds that were initially purchased from consumers by the buyers such as jewelry stores and pawn shops, and sells them to bullion dealers, as well as refining and trading companies in Japan. It also operates auction services in Hong Kong, selling goods to countries including China and India.

NET JAPAN Group has contributed to the expansion and development of the recycling market by providing support to the buyers with immediate on-the-spot purchasing, which helps the buyers cash-in instantly on sales, besides offering strong expertise and product appraisal capability. Currently, NET JAPAN Group has a network of over 20,000 buyers nationwide and owns the top market share (gold: approximately 60%, diamond: approximately 45%) in the domestic precious metal recycling market.

In just ten years after precious metals owned by general consumers have attracted attention as urban mines, the number of specialized buyers of precious metals and jewelries have increased, resulting in a rapid expansion of the recycling market of precious metals. Furthermore, the market is expected to continue expanding globally in accordance with an increase in the middle-income group mainly in Asia.

With this share acquisition, ORIX will support the overall management of NET JAPAN Group by dispatching executives and other staffs. ORIX will contribute in enhancing NET JAPAN Group’s corporate value by leveraging its business platform to diversify overseas sales channels, and assisting with e-commerce business in Japan and new business development targeting wealthy population.

2.	Overview of NET JAPAN

(1)	Name		NET JAPAN Co., Ltd.
(2)	Address		5-24-16, Ueno, Taito-ku, Tokyo
(3)	Representative & Title		Toshiyuki Yoshizawa, President
(4)	Business Type		Purchases and sales of precious metals (gold, silver, platinum, and palladium) and purchases and refining of precious metal scraps
(5)	Paid in Capital		JPY 6 billion
(6)	Established		July 5, 1995
(7)	Major Shareholders and Shareholding Ratio	NetJapan Holdings Limited	100%
(8)	Relationships with ORIX
	Capital Relationship		There is no capital relationship between ORIX and NET JAPAN.
	Personal Relationship		There is no personal relationship between ORIX and NET JAPAN.
	Business Relationship		There is no business relationship between ORIX and NET JAPAN.
	Status as a Related Party		Not applicable.
(9)	NET JAPAN’s Results of Operation and Financial Conditions of Past Three Years (in millions of yen, unless otherwise specified)

Fiscal Year Ended	December 2011	December 2012	December 2013
Net Assets	3,551	5,384	11,386
Total Assets	9,244	10,408	23,134
Net Assets per Share	2,536,512 yen	3,845,679 yen	119,047 yen
Sales	217,965	124,863	180,714
Operating Income	3,105	2,072	2,766
Ordinary Income	2,522	3,163	2,268
Net Income	1,431	1,833	1,400
Net Income per Share	1,022,073 yen	1,309,167 yen	7,204 yen
Cash Dividend per Share	70,000 yen	—	—

3.	Overview of NetJapan Holdings Limited

(1)	Name	NetJapan Holdings Limited
(2)	Address	6th Floor, St. John’s Building 33 Garden Road, Central, Hong Kong
(3)	Representative & Title	Patrick John Cordes, Director
(4)	Business Type	Purchases and sales of precious metals, diamonds, and jewelries
(5)	Paid in Capital	USD 2,656
(6)	Established	March 20, 2012
(7)	Net Assets	USD 123,247,493
(8)	Total Assets	USD 123,885,081
(9)	Major Shareholders and Shareholding Ratio	Baring Private Equity Asia V Holding (6) Limited	87.4%
		Gastor Investments Limited	9.7%
		Takashi Endo	2.9%
(10)	Relationships with ORIX
	Capital Relationship	There is no capital relationship between ORIX and NetJapan Holdings Limited.
	Personal Relationship	There is no personal relationship between ORIX and NetJapan Holdings Limited.
	Business Relationship	There is no business relationship between ORIX and NetJapan Holdings Limited.
	Status as a Related Party	Not applicable.

4.	Number of shares acquired and number of shares to be held by ORIX before/after the acquisition

(1)	Number of Shares Held by ORIX Before Acquisition	Common stock: 0 shares (Number of voting rights: 0) (Holding ratio of voting rights: 0.0%)
(2)	Number of Shares Acquired

Common stock: 194,326 shares

*The acquisition price is withheld from being disclosed due to the confidentiality obligation owed to NetJapan Holdings Limited. The price was determined as a result of through discussions with NetJapan Holdings Limited, with consideration to the outcome of the due diligence implemented by outside experts, which was based on the financial statements as of December 2013.

(3)	Number of Shares Held by ORIX after Acquisition	Common stock: 194,326 shares (Number of voting rights: 194,326) (Holding ratio of voting rights: 100%)

5.	Schedule

(1)	Approval Date	April 22, 2014
(2)	Share Transfer Date	April 25, 2014

6.	Future Outlook

Targets for Consolidated Financial Results for the Fiscal Year ending March 31, 2015 is planned to be disclosed at the time of the announcement of Financial Results for the Fiscal Year ended March 31, 2014.

Reference: Targets for Consolidated Financial Results for the Fiscal Year ended March 31, 2014 (announced February 27, 2014) and Consolidated Financial Results for Fiscal Year ended March 31, 2013

	Total revenues		Net income attributable to ORIX Corporation shareholders		Earnings per share
Targets for Consolidated Financial Results for Fiscal Year ended March 31, 2014	1,300,000 million yen	22.4%	180,000 million yen	60.8%	142.13 yen
Consolidated Financial Results for Fiscal Year ended March 31, 2013	1,062,399 million yen	10.0%	111,909 million yen	34.0%	102.87 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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